FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of the poll results of annual general meeting held on 22 May 2007 by China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on May 22, 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

[Chinese Characters]

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

Annual General Meeting held on 22 May 2007

Poll Results

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) held in the Ballroom, Island Shangri-la, Hong Kong on 22 May 2007 are as follows:

	Resolutions passed at the Annual General Meeting	No. of Votes
		For	Against
1	To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2006.	6,111,928,102 (99.992045%)	486,220 (0.007955%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2	To declare a final dividend for the year ended 31 December 2006.	6,166,454,522 (99.999842%)	9,740 (0.000158%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3	(i) To re-elect Mr. Zuo Xunsheng as a Director.	6,140,879,322 (99.587458%)	25,438,640 (0.412542%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(ii) To re-elect Mr. Li Fushen as a Director.	6,140,862,682 (99.587204%)	25,454,280 (0.412796%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iii) To re-elect Mr. Yan Yixun as a Director.	6,137,694,682 (99.535893%)	28,618,280 (0.464107%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(iv) To re-elect Mr. Mauricio Sartorius as a Director.	6,139,827,942 (99.570489%)	26,485,020 (0.429511%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(v) To re-elect Dr. Qian Yingyi as a Director.	6,139,785,642 (99.569803%)	26,527,320 (0.430197%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(vi) To re-elect Mr. Hou Ziqiang as a Director.	6,140,647,882 (99.583721%)	25,669,080 (0.416279%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	(vii) To re-elect Mr. Timpson Chung Shui Ming as a Director.	6,140,822,382 (99.586551%)	25,494,580 (0.413449%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4	To re-appoint Messrs. PricewaterhouseCoopers as auditors and to authorise the Directors to fix their remuneration.	6,165,431,122 (99.991906%)	499,080 (0.008094%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
5	To give a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.	6,165,388,182 (99.982560%)	1,075,420 (0.017440%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
6	To give a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the existing issued share capital.	5,389,784,082 (87.406868%)	776,532,380 (12.593132%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
7	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.	5,396,967,562 (87.552878%)	767,270,200 (12.447122%)
As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

As at the date of the AGM, the number of issued shares of the Company was 6,651,426,900 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Li Fushen Mok Kam Wan Joint Company Secretaries

Hong Kong, 22 May 2007

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Mr. Li Fushen and Mr. Miao Jianhua as executive directors, Dr. Tian Suning, Mr. Yan Yixun, Mr. José María Ávarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: May 23, 2007